EXHIBIT 21

INTEGRATED BIOPHARMA, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State of Incorporation

Manhattan Drug Company, Inc.	New Jersey
AgroLabs, Inc.	New Jersey
IHT Health Products, Inc.	Delaware
Vitamin Factory, Inc.	Delaware
IHT Properties, Inc.	Delaware
MDC Warehousing and Distribution, Inc. (f/k/a The Organic Beverage Company)	New Jersey
InB:Paxis Pharmaceuticals, Inc. (f/k/a Paxis Pharmaceuticals, Inc.) - inactive	Delaware